Company Overview July 2014 Filed by CB Financial Services, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: FedFirst Financial Corporation Commission File No.: 000-54124

This investor presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation
Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of CB Financial Services, Inc. (“CBFV”) and FedFirst Financial Corporation (“FFCO”).
Forward-looking statements are typically identified by words such as "believe", "plan", "expect", "anticipate", "intend",
"outlook", "estimate", "forecast", "will", "should", "project", "goal", and other similar words and expressions. These forward-
looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in FFCO’s reports filed with the SEC and those identified elsewhere in this investor presentation or in the Registration Statement on Form S-4 filed by CBFV with the SEC, the following factors among others, could cause actual results to differ materially from forward-
looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by FFCO’s stockholders, on the expected terms and schedule; delay in closing the merger;
difficulties and delays in integrating the respective businesses of CBFV and FFCO or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of CBFV products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. CBFV and FFCO undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this investor presentation.
Forward-Looking Statements

2 FedFirst Transaction Creating the Premier Community Bank in the Marcellus Shale Region

Transaction Highlights
Strategically
Compelling
Combined banking institution of nearly $900 million in total assets, located in Southwestern
Pennsylvania, the heart of the Marcellus Shale Region
Significantly improves market share in the Pittsburgh MSA as a leading independent community bank with the size and scale to take advantage of market opportunities
CBFV will apply to become an exchange traded public company (NASDAQ Global Market)
Enhances breadth of banking products to commercial and personal customers
Complementary cultures and strong ties to community
Exchange Underwriters, bank owned insurance agency, provides attractive, consistent fee income stream and is highly correlated with CBFV’s commercial bank business lines
Deep and experienced management with an average of more than 30 years of experience in the
Southwestern Pennsylvania market area
Combined Board of Directors, including four new members from FFCO, focused on driving shareholder value
Expected double digit earnings per share accretion in 2015 and 2016, excluding any transaction related expenses
Compelling profitability ratios; pro forma estimated return on tangible common equity of approximately 12%
Conservative and achievable expected cost savings
Limited tangible book value dilution at closing with an expected earnback period of less than 3 years
Expected internal rate of return of approximately 19%
Accretive to CBFV’s regulatory capital and tangible common equity to assets ratios at closing
Financially
Attractive

Union Valley
Butler
Kittanning
76
119
Beaver Falls
East Liverpool
Fernway
Lower Burrell
422
376
Pittsburgh
Weirton
White
22
Bethel Park
Mount Leba
Greensburg
Brilliant
Boswell
Wheeling
California
Moundsville
Cumberland
National Pike
68
Terra Alta
Oakland
P E N N S Y L V A N I A
East Washington
40
Washington
19
Washington
CBFV (11)
FFCO (7)

Pro Forma Highlights (3/31/2014)
Assets $873 M
Loans $663 M
Deposits $722 M
Attractive franchise in heart of the
Marcellus Shale Region
Top 10 pro forma market share in core
operating area
(1)
; focused in South Hills
market of the Pittsburgh metropolitan
area and in Greene County
Pennsylvania
Increased scale – serving a larger, more
diversified client base with an increased
lending limit
Expanded product offering and
improved ability to cross sell
Increased market visibility from
anticipated NASDAQ listing
Pro Forma Franchise Summary
Source: SNL Financial as provided by the FDIC. Deposit market share data as of June 30, 2013, as adjusted for acquisitions to the extent discernable.
Note: Pro forma data is unaudited and does not include purchase accounting adjustments.
(1) Core operating area excludes Allegheny County.

Attractive Southwestern PA Market
Source: SNL Financial for all demographic data and the Pennsylvania Department of Labor and Industry. Summary county statistics are deposit-weighted.
Combined franchise (with FedFirst) encompasses
the following counties:
Washington
Greene
Westmoreland
Fayette
Allegheny
The Washington Hospital
CONSOL Energy, Inc.
Meadows Racetrack and Casino
Monongahela Valley Hospital
Caterpillar
Alpha Natural Resources
GMS Mine Repair and Maintenance
Westmoreland Regional Hospital
Summary Statistics (5 County Franchise)
Population of nearly 2 million
2013 median household income of approximately
$46,000
Unemployment rate (May 2014) of 5.1% (vs. 5.7% in
PA and 6.3% nationally), driven by strong
employment in primary Washington and Greene
County markets
Projected household income growth (2013-2019) of
21.1% (vs. 14.7% in PA and 8.9% nationally)
Major Employers in Core Operating Area
(1)
Region Overview
Scarcity of Community Banks in Core Operating Area
Operating Area
(1)
Deposit Bank
Market Total
Bank Name Rank Share Assets ($000)
PNC Bank, NA 1 27.03% 313,362,161
Citizens Bank, NA 2 9.92% 127,295,624
First National Bank of PA 3 8.74% 14,291,715
First Commonwealth Bank 4 6.92% 6,174,978
S&T Bank 5 6.05% 4,687,373
Washington Financial Bank
(2)
6 5.96% 1,003,284
First Niagara Bank, NA 7 5.33% 37,930,363
First Federal SLA of Greene Cty
(2)
8 5.19% 894,157
Community Bank
(3)
9 4.60% 873,456
Charleroi Federal Savings Bank
(2)
10 3.13% 546,042
(1) Core operating area excludes Allegheny County.
(2) Mutual institution.
(3) Total assets are CBFV total assets pro forma for the FedFirst transaction. Pro forma data is unaudited and does not include purchase accounting adjustments.

MASS.
NEW YORK
CONN.
N.J.
PENNSYLVANIA
CBFV Market Area
M.D.
WEST VIRGINIA
VIRGINIA
Utica
Marcellus
Utica underlying Marcellus

Currently produces about 12
billion cubic feet of natural gas
daily (would rank 8
th
in natural
gas production worldwide)
Production has increased six-
fold since 2009
The bulk of the natural gas is
produced in Pennsylvania and
West Virginia; New York has
placed moratorium on shale
gas drilling
As of November 2013, more
than 10,000 wells had been
drilled
Expected to account for nearly
25% of domestic natural gas
production by 2015
Directly and indirectly
supports an estimated
245,000 Pennsylvania jobs,
with an annual economic
impact in excess of $7 billion
Marcellus Shale - Regional Economic Driver
Sources: marcelluscoalition.org, Penn State University Marcellus Center for Outreach and Research, the Wall Street Journal, the Philadelphia Inquirer, Morningstar and the PA
Department of Labor and Statistics.
Marcellus Shale Overview Map of Marcellus / Utica Shale Region

Multifamily
1.6%
Commercial &
Industrial
8.0%
1-4 Family &
Home Equity
48.8%
Consumer
9.2%
Other
3.9%
Commercial RE
25.1%
Construction
3.4%

Time Deposits
<$100,000
14%
Time Deposits
>$100,000
10%
MMDA and
Savings
39%
Demand
24%
Other
Transaction
Accounts
13%

Loans ($663 M)
Source: SNL Financial; Data is regulatory data as of 3/31/14 for comparability purposes. Pro forma data is unaudited and does not include purchase accounting adjustments.
Yield and cost data is for the quarter ended 3/31/14 and is annualized.
Yield on Loans: 4.25% Cost of Deposits: 0.53%
Deposits ($722 M)
Well leveraged balance sheet with pro forma loan to deposit ratio in excess of 90%
Pro Forma Loan and Deposit Composition

[redacted]

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[redacted]

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[redacted]

[redacted]

[redacted]

Board Composition
Transaction Value  /
Pricing
Ownership Split
Name
Executive
Management
$54.8 million
(2)
58% CBFV / 42% FFCO
Holding Company: CB Financial Services, Inc.
Bank Subsidiary: Community Bank
Chairman: Ralph Sommers, Jr. (CBFV) 54 years experience
Vice Chairman, President & CEO: Barron P. “Pat” McCune, Jr. (CBFV) 22 years experience
COO:  Patrick O’Brien (FFCO) 31 years experience
CFO:  Kevin Lemley (CBFV) 30 years experience
CCO: Ralph Burchianti (CBFV) 36 years experience
VP – Insurance Operations: Rich Boyer (FFCO) 33 years experience
Four members of FFCO’s board of directors appointed to CBFV’s board
CBFV’s board will be comprised of 12 total members
Required Approvals
& Timing
FFCO shareholder and customary regulatory approvals
Targeted closing date of late Q3 or early Q4 2014
Consideration
Fixed exchange ratio of 1.1590
(1)
shares of CBFV common stock or $23.00 cash for each share of
FFCO common stock
65% CBFV stock / 35% cash
(1) Based on 20 day volume weighted average CBFV price for the period ended 4/11/14.
(2) Per the Form S-4 filed 6/13/14.
Transaction Overview

EPS
Tangible Book
Value
Consolidated
Capital
IRR
Internal rate of return of approximately 19%
Accretive to CBFV’s capital ratios at closing
TCE / TA > 8% at closing
Total RBC ratio approximately 13% at closing
~3% dilution estimated at closing
Accretive to standalone tangible book value in less than 3 years
(1)
Immediately accretive to earnings per share, excluding one time costs
Expected double digit earnings per share accretion long term
Attractive Financial Returns
(1) Earn-back period is defined as the number of years for pro forma tangible book value per share to exceed stand-alone projected tangible book value per share.
Pro Forma Financial Impact

10 Strategic Outlook

Key Senior Management
Pat McCune Ralph Sommers
Chairman
Joined Community Bank in
1979 as EVP
Became President in 1984
and President & CEO in 1988
Served as director since 1983
and Chairman since 1999
Director, EVP and Chief
Operating Officer
Will be responsible for new
commercial business
generation, sales culture and
business line integration
Joined FedFirst in 2005;
previously a Regional President
of WSBC
Vice Chairman, President &
CEO
Responsibilities to include day
to day organizational oversight
Attorney by training; joined
Board in 1992 and left law
practice to become President
in 1999
Kevin Lemley
SVP and Chief Financial
Officer
Responsible for financial
oversight and new SEC
reporting requirements
Joined CBFV in 2011;
previously SVP and CFO of
Centra Bank
Pat O’Brien
Rich Boyer Ralph Burchianti
SVP and Chief Credit Officer
Responsibilities include
oversight of credit &
underwriting policies for the
combined organization
Nearly 30 years of experience
with CBFV
Director and Vice President -
Insurance
Will manage day to day
operations of Exchange
Underwriters and continue to
generate new business
President of Exchange
Underwriters since 1989; sold
80% interest to FedFirst in
2002

Diversified Business Mix
Retail Banking
(1)
& Wealth Management Commercial Lending
Insurance Mortgage Banking
Nearly a quarter of deposits will be
noninterest bearing
Approximately 75% non-time deposits
Excellent retail branch coverage of
Southwestern PA market in the heart of
the Marcellus Shale Region
Wealth management services linked
strongly to Marcellus Region footprint
FedFirst augments legacy team of
experienced commercial bankers
Pat O’Brien to be focused on new
commercial business generation
Increased scale better positions us to
serve the needs of businesses in the
Marcellus Shale Region
Originated $50 million of residential
mortgages on a combined basis in
2013
(1)
FedFirst historically retained much of
its production; provides opportunity
for revenue enhancement not
currently modeled into impact
Complementary to commercial
lending business
More than $3 million in fee income in
2013; essentially doubles legacy fee
income mix
20%+ pre-tax returns
All production staff to be retained
Source: SNL Financial and company documents.
(1) Deposit data is pro forma. Pro forma data is unaudited and does not include purchase accounting adjustments.

Other
Noninterest
Income
5.5%
BOLI Income
6.5%
Gain on Sale of
Loans
6.4%
Deposit Fees &
Sevice Charges
38.7%
Insurance
Commissions
43.0%

Balanced Fee Revenue Mix With
Opportunity For Continued Improvement
Source: FedFirst and CBFV company documents.
Combined Fee Revenue Mix – 2013
(1)
Fee income sources to approach
25% of total revenue
Opportunity to improve deposit fee
income from legacy FedFirst
franchise
Wealth management business to be
incorporated into legacy FedFirst
locations
No revenue enhancements
considered in transaction modeling
Combined Fee Income: $7.5 Million
(1)
(1) Combined data is unaudited and does not reflect purchase accounting adjustments. Excludes gain on sale of OREO.

Successful integration of FedFirst into the Community Bank
organization
Organic growth to over $1.0 billion in total assets
Maintain focus on region southwest of metro Pittsburgh
Fully integrate business lines and create a sales culture which builds full relationships with our commercial business customers
1% ROAA and double digit ROAE
Empower our experienced, high quality employees to provide superior customer service in all aspects of our business
Be the Community Bank of choice in the Marcellus Shale Region for small and medium sized businesses
Strategic Vision for CB Financial Services

15 Summary

Strong legacy operating results and asset quality
FedFirst transaction significantly increases scale with attractive return and payback metrics
Experienced combined senior management team with strong
community ties
Improved ability to serve customer needs in attractive Marcellus Shale
Region
Post-transaction exchange listing should improve trading liquidity and market visibility
Pro forma price to earnings metrics represent a substantial discount to peer median price to 2015 estimated earnings multiple of 12.6x
(1)
Investment Highlights
Source: SNL Financial.
(1) Peers defined as exchange traded banks with assets $500 million to $1.5 billion, MRQ ROAA greater than 0.50% and NPAs/Assets less than 3.0%. Pricing data as of 7/1/14.

17 Supplemental Historical Information on CB Financial Services

Source: SNL Financial, company documents and S-4 filed 6/13/14.
Note: Pro forma data is unaudited and includes estimated purchase accounting adjustments.
(1) Represents bank level for 2011 and 2012.
(2) NPLs include nonaccrual loans, loans 90+ days past due and TDRs. NPAs include NPLs and OREO.
(3) Efficiency Ratio = Noninterest expense before OREO impairment and amortization of intangibles / net interest income + noninterest revenues (excludes securities gains and
OREO gains and losses)
Consistently profitable
throughout the financial
crisis
Return on tangible
common equity in
excess of 10% on a
standalone basis
6.5% annualized loan
growth in Q1 2014
Nonperforming assets
less than 80 basis
points of total assets
Net charge-offs and
nonperforming asset
levels consistently
below peer median
levels
Historical Financial Highlights
2011 FY 2012 FY 2013 FY 2013 YTD 3/31/14
($000s except per share)
12/31/11 12/31/12 12/31/13 3/31/14 Pro Forma
Balance Sheet
Total Assets $533,636 $546,753 $546,486 $550,173 $857,378
Total Gross Loans 340,256 348,130 379,146 385,350 659,397
Total Deposits 450,883 471,273 480,335 488,783 723,754
Tangible Common Equity 39,821 42,261 42,847 41,362 69,155
Capital Ratios (%)
Tang. CE / Tang Assets 7.49% 7.76% 7.87% 7.55% 8.14%
Tier 1 Ratio
(1)
11.60   11.87   12.12   11.37   11.87
Risk-Based Capital Ratio
(1)
12.86   13.13   13.38   12.62   12.79
TBV Per Share $16.47   $17.29   $17.36   $17.68   $17.03
Asset Quality (%)
(2)
NPAs/ Assets 1.15% 1.23% 0.78% 0.77%
NCOs/ Avg Loans 0.11   0.12   0.17   0.01
Reserves/ NPLs 107.0   102.1   137.0   134.1
Profitability
Net Income $4,396   $4,217   $4,256   $1,079
ROAA 0.88% 0.78% 0.79% 0.79%
ROATCE 11.6   10.3   10.0   10.3
Net Interest Margin (FTE) 3.61   3.27   3.29   3.45
Efficiency Ratio (FTE)
(3)
62.3   63.6   66.6   68.3
Diluted EPS $1.78   $1.70   $1.72   $0.46

2.00%
1.50%
1.00%
0.50%
0.00%
0.53%
1.15%
1.23%
0.78%
0.77%
2010Y
2011Y
2012Y
2013Y
2014Q1
CBFV
PA Peer Median

3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.84%
1.81%
1.92%
1.12%
1.11%
2010Y
2011Y
2012Y
2013Y
2014Q1
CBFV
PA Peer Median

300%
225%
150%
75%
0%
272.2%
107.0%
102.1%
137.0%
134.1%
2009Y
2010Y
2011Y
2012Y
2013Y
CBFV
PA Peer Median

0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.19%
0.11%
0.12%
0.17%
0.01%
2010Y
2011Y
2012Y
2013Y
2014Q1
CBFV
PA Peer Median

Nonperforming Assets / Assets
(1)
Nonperforming Assets / Loans + OREO
(1)
Allowance for Loan Losses / NPLs
(2)
NCOs / Avg. Loans
Source: SNL Financial and company documents, Peers include all commercial banks and bank holding companies headquartered in Pennsylvania with assets $150 million to $1.0 billion.
Strong Historical Asset Quality
Relative to PA Peers
(1) Non-Performing Assets = Nonaccrual +  TDRs + 90 day past due and still accruing + OREO.
(2) Non-Performing Loans = Nonaccrual + TDRs + 90 day past due and still accruing.

1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.88%
0.88%
0.78%
0.79%
0.80%
2010Y
2011Y
2012Y
2013Y
2014Q1

12.00%
9.00%
6.00%
3.00%
0.00%
11.49%
11.62%
10.35%
9.96%
10.25%
2010Y
2011Y
2012Y
2013Y
2014Q1

$19.00
$17.00
$15.00
$13.00
$11.00
$15.15
$16.47
$17.29
$17.36
$17.68
2010Y
2011Y
2012Y
2013Y
2014Q1

$1.00
$0.75
$0.50
$0.25
$0.00
$0.81
$0.83
$0.84
$0.84
$0.84
2010Y
2011Y
2012Y
2013Y
2014Q1
Ann.

Return on Assets Return on Tangible Common Equity
Tangible Book Value Per Share
(2)
Dividends Per Share
(1)
Source: Company documents.
(1) 2014 Q1 data is annualized.
(2) 133,000 shares were repurchased at $21.75 from a former director during Q1 2014.
Legacy of Strong Profitability
& Consistent Shareholder Value Creation

Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed merger and issuance of CBFV common stock in connection with the proposed merger will be submitted to FFCO’s shareholders for their consideration and approval. CBFV has filed with the
Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement to be used by FFCO to solicit the required approval of its shareholders in connection with the proposed merger, and which constitutes a preliminary prospectus of CBFV. CBFV and FFCO may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF FFCO ARE URGED TO
READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER
RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents containing important information about CBFV and FFCO, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by FFCO will be available free of charge on FFCO’s website at www.firstfederal-savings.com/investor-relations.aspx
FFCO and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FFCO in connection with the proposed merger. Information concerning such participants' ownership of shares of FFCO common stock is set forth in the definitive proxy statement for FFCO’s 2014 annual meeting of stockholders filed with the SEC on April 17, 2014. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Additional Information